UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, June 08, 2016

ESTUARDO ORTIZ ANNOUNCES HIS RETIREMENT AS CHIEF REVENUE OFFICER

OF AVIANCA HOLDINGS S.A.

Estuardo Ortiz, Chief Revenue Office, announced his retirement effective as of June 30, 2016.

During his tenure at TACA (2005-2009), working alongside a committed team, Mr. Ortiz achieved important results such as an improvement in the Global SkyTrax Ranking, moving up from 138th place to 40th place, as well as several awards that included the “2008 Global Airline Award in Central America and the Caribbean” and the “Best Mover” in 2009.

Since 2010, with the integration of Avianca and TACA, he worked in the consolidation of the new group of airlines developing plans that generated significant synergies. Furthermore, under the new single Avianca brand strategy, annual revenues grew almost twofold, reaching approximately USD 4.3 billion in 2015. Mr. Ortiz also led the implementation and design of the multi hub system which today enables the operational, administrative and services management of Avianca Holdings S.A.

Additionally, during his tenure, the Cargo and Lifemiles divisions developed into robust business units reaching revenues in 2015 of USD 624 million and USD 139 million respectively. LifeMiles was valued at USD 1.1 billion as a result of the investment agreement signed by Avianca Holdings S.A. and Advent International, in which the latter acquired a 30% minority stake in LifeMiles B.V.

Another of Mr. Ortiz´s achievements was the incorporation of the airlines that operate under the Avianca brand to the Star Alliance Network, which today allows passengers of Avianca to have access to 18,500 daily flights, operated by the 28 member airlines of the alliance in 1330 airports throughout 192 countries.

Hernan Rincon, President and CEO of Avianca Holdings S.A. expressed his gratitude towards Estuardo Ortiz, and recognized his commitment and dedication throughout these years, emphasizing the importance of his work and leadership in the integration and positioning of the airlines of Avianca Holdings in Latin America.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. - Avianca, Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A. - LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A. - SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V. - ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs